

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

<u>Via E-mail</u>
Surjeet Singh
President
Bally, Corp.
2620 Regatta Dr., Ste. 102
Las Vegas, NV 89128

> **Re: Bally, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 21, 2014**
> **File No. 333-192387**

Dear Mr. Singh:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

<u>General</u>

1. We note your response to comment one of our letter dated December 12, 2013. However, you have provided no legal analysis as to why you do not believe Securities Act Rule 419 applies to this offering. Please ensure that in response to this comment, you provide us with a detailed analysis supporting your belief, which analysis should address also the following:

   - You are a development stage company with no revenues;

   - You have received a going concern opinion from your auditor;

   - You issue penny stock;

   - You have nominal assets consisting only of cash; and

   - You anticipate that you will need substantial additional funding to develop your business, and there appear to be no efforts or current plans for obtaining this funding.

Plan of Distribution, page 19

2.   We note your response to comment 19 of our letter dated December 12, 2013, regarding compliance with the applicable requirements of Regulation M. Please revise your disclosure to include the information contained in your supplemental response.

Information with Respect to the Registrant, page 21

Talent Sources and Names of Principal Suppliers, page 24

3.   We note your revised disclosure in response to comment 22 of our letter dated December 12, 2013. Please revise your disclosure to clarify that you "intend" to source new products and suppliers from other parts of Asia rather than that you "will continue" to do so. In this regard, it appears you currently only source products from China. In addition, as previously requested, briefly disclose the current market demand for your products, and provide supporting market data to help investors understand your revenue generating model based on the product prices you are paying or intend to pay to your suppliers and the current retail price for these products.

Governmental Controls, Approval and Licensing Requirements, page 24

4.   We note your revised disclosure in response to comment 23 of our letter dated December 12, 2013. Please disclose the anticipated costs also in terms of U.S. dollars, and identify the exchange rate and relevant date used to calculate the U.S. dollar equivalent.

Reports to Security Holders, page 25

5.   We note your revised disclosure in response to comment 24 of our letter dated December 12, 2013. Your statement that you "will voluntarily make available an annual report . . ." to your security holders is ambiguous and does not accurately describe your Exchange Act reporting obligations. Please revise to remove the first sentence of your disclosure.

Management's Discussion and Analysis . . . , page 28

Liquidity and Capital Resources, page 29

6.   We note your response to comment 28 of our letter dated December 12, 2013, and we reissue the comment in part. Specifically, please revise your disclosures to provide a discussion of your operating cash requirements for the next 12 months and the minimum amount of offering proceeds required to implement your business plan. In addition, it appears that you have deleted here disclosure about your sole officer's and director's willingness to advance funds to the company as needed; however, this disclosure is still included on page six under "Registration costs." If your sole officer and director intends to advance funds to the company as needed, please disclose the nature of this intention in

this section as well as the fact, if true, that he has no commitment to make such advances. Otherwise, if there is no such intention, please remove disclosure in all sections of the filing.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Thomas E. Stepp Jr. (*via e-mail*)
        Stepp Law Corporation